Exhibit 99.1

BioNTech and Fosun Pharma
form COVID-19 vaccine strategic alliance in China

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BioNTech and Fosun Pharma will jointly conduct clinical trials of BNT162 in China, leveraging BioNTech’s proprietary mRNA vaccine technology and Fosun Pharma’s clinical development and commercialization capabilities in China

•	Fosun Pharma will commercialize the vaccine in China upon regulatory approval, with BioNTech retaining full rights to develop and commercialize the vaccine in the rest of the world
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Fosun Pharma will pay BioNTech up to USD 135M (EUR 120M) in upfront and potential future investment and milestone payments; the two companies will share future gross profits from the sale of the vaccine in China

Mainz, Germany and Shanghai, China, March 16, 2020 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech”) and Shanghai Fosun Pharmaceutical (Group) Co., Ltd (“Fosun Pharma” or “Group”; Stock Symbol: 600196.SH, 02196.HK) announced today a strategic development and commercialization collaboration to advance BioNTech’s mRNA vaccine candidate BNT162 in China for the prevention of COVID-19 infections.

Under the terms of the agreement, the two companies will work jointly on the development of BNT162 in China. The companies will collaborate to conduct clinical trials in China leveraging Fosun Pharma’s extensive clinical development, regulatory, and commercial capabilities in the country.

If approved, Fosun Pharma will commercialize the vaccine in China. BioNTech will supply the mRNA vaccine for clinical trials from GMP manufacturing facilities in Europe along with its partner Polymun.  BioNTech will retain full rights to develop and commercialize the vaccine in the rest of the world.

“We see this collaboration as an important step in our global effort to expedite the development of our mRNA vaccine to prevent COVID-19 infection. Fosun Pharma shares our commitment to move rapidly to address the COVID-19 outbreak and brings deep development experience and an extensive network in the pharmaceutical market in China,” says Founder and CEO of BioNTech, Ugur Sahin, M.D.

Wu Yifang, President and CEO of Fosun Pharma states: “A potential pandemic requires a collective effort and both companies are passionate about contributing to the fight against the current coronavirus outbreak. We are excited to collaborate with BioNTech, one of the leading companies worldwide in the mRNA field. Our shared objective is to develop a vaccine against the coronavirus and to be able to rapidly manufacture a vaccine to turn the tide of COVID-19 infection.”

Under the terms of the agreement, Fosun Pharma has agreed to make an equity investment of USD 50 million (EUR 44 million) for 1,580,777 ordinary shares in BioNTech, subject to execution of a share subscription documentation and approval from regulatory authorities in China.

About BioNTech

Biopharmaceutical New Technologies (BioNTech) is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases.  It exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Eli Lilly and Company, Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Genevant, Fosun Pharma and Pfizer.

For more information, please visit www.BioNTech.de.

About Fosun Pharma

Founded in 1994, Shanghai Fosun Pharmaceutical (Group) Co., Ltd (“Fosun Pharma”, Stock Symbol: 600196.SH, 02196.HK) is a leading healthcare group founded in China. Fosun Pharma’s business covers the entire industry chain of the pharmaceutical and healthcare industry, including pharmaceutical manufacturing and R&D, healthcare services, medical devices and diagnosis, as well as pharmaceutical distribution and retail. Faced with unmet medical needs, Fosun Pharma has established international R&D platforms in the field of innovative chemical drugs, biologics, high-value generic drugs and cell-therapy. With its commitment to innovation for good health, Fosun Pharma will continue insisting on the strategic development approach of “organic growth, external expansion and integrated development”, striving to be one of the leading enterprises in the global healthcare market.

For more information, please visit www.fosunpharma.com

Forward-looking statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, the ability of BioNTech and Fosun Pharma to develop and commercialize a vaccine for COVID-19; the potential for a broader collaboration between BioNTech and Fosun Pharma; and the ability to consummate an equity investment by Fosun Pharma in BioNTech. Any forward-looking statements in this press release are based on BioNTech management’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: competition to create a vaccine for COVID-19 and potential difficulties in receiving payments from Chinese entities in connection with the intended equity investment by Fosun Pharma in BioNTech. For a discussion of these and other risks and uncertainties, see the section entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in BioNTech’s Registration Statement on Form F-1 filed with the SEC on September 9, 2019, as amended, which has been filed with the SEC and is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

BioNTech’s Investor Relations

Sylke Maas, Ph.D., VP Investor Relations & Business Strategy

Tel: +49 (0)6131 9084 1074

E-mail: Investors@biontech.de

BioNTech’s Media Relations

Jasmina Alatovic, Senior Manager Global External Communications

Tel: +49 (0)6131 9084 1513 or +49 (0)151 1978 1385

E-mail: Media@biontech.de

Fosun Pharma’s Media Relations

Barney Liu

Deputy Director of Media and Public Relations
Tel: +86 21-3398 7123
E-mail: liumingyi@fosunpharma.com

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